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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

March 25, 2014

Re:	iKang Healthcare Group, Inc.

Registration Statement on Form F-1

Amendment No. 2 to Registration Statement on Form F-1

Attention:	Jeffrey P. Riedler Austin Stephenson Tabatha Akins Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing Amendment No. 2 to the Company’s revised Registration Statement on Form F-1 (the “Registration Statement”), as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). The Company has included in this Amendment the estimated number of American Depositary Shares to be sold in the initial public offering as well as other updates and amendments.

This revised draft Registration Statement has been marked to show changes to the draft registration statement filed to the Commission on March 21, 2014.

The Company respectfully advises the staff of the Commission that it intends to start the roadshow on March 25, 2014 and expects pricing to occur on or around April 8, 2014.

Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Yours sincerely,

/s/ Li He
Li He

Securities and Exchange Commission	March 25, 2014

Enclosures

cc:

Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

iKang Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jay Harrison, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

Simpson Thacher & Bartlett LLP

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